November 8, 2007

Mail Stop 4561

*By U.S. Mail and facsimile to (201) 967-0559*

James Kranz
Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

> **Re:** **Hudson City Bancorp, Inc.**
> **Form 10-K for Fiscal Year December 31, 2006**
> **Filed March 1, 2007**
> **File No. 000-26001**

Dear Mr. Kranz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker
Senior Assistant Chief Accountant